EXHIBIT 99.3

                                      Press release

Annual Shareholders’ Meeting to be held on May 29, 2019

Paris, March 13, 2019 - The Board of Directors of TOTAL S.A. met on March 13, 2019 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, and decided to call the Annual Shareholders’ Meeting on May 29, 2019.

The notice of the meeting will be published in the Bulletin des Annonces Légales Obligatoires (Mandatory Legal Notice Bulletin) on March 20, 2019 and will be available on the Company’s website.

In particular, upon the proposal of the Governance and Ethics Committee, chaired by Mrs. Patricia Barbizet, Lead Independent Director, the Board of Directors decided to propose to the Annual Shareholders’ Meeting to renew for a period of three years the terms as Directors of Mrs. Maria van der Hoeven and Mr. Jean Lemierre, whose existing terms expire following this Annual Shareholders’ Meeting. The Board of Directors has recognized the active contribution to the Board and its Committees since 2012 of Mr. Gérard Lamarche whose term expire following this Annual Shareholders’ Meeting.

The Board of Directors also decided to propose to the Annual Shareholders’ Meeting on May 29, 2019, the nomination of Mrs. Lise Croteau, who is currently a Director of various companies, and served as CFO of Hydro-Québec where she spent most of her professional career. In 2018, she was appointed interim-CEO before she retired. Mrs. Lise Croteau will in particular bring to the Board her knowledge in electricity and renewable energies as well as her expertise in finance.

The Board of Directors decided to submit to the Annual Shareholders’ Meeting on May 29, 2019 the appointment of a Director representing employee shareholders, the term of office of Mrs. Renata Perycz expiring at the end of this Meeting. The Board of Directors decided on the proposal of the Governance and Ethics Committee to approve, from the three proposed candidates (Mrs. Valérie Della Puppa Tibi, Mrs. Renata Perycz and Mr. Oliver Wernecke), Mrs. Valérie Della Puppa Tibi, designated as a candidate by the "Total Actionnariat France" FCPE taking into account that it is the fund representing the largest number of employee shareholders and the ongoing evolution of French legislation, which will lead to the appointment of a second director representing the employees on the Board to be appointed by the European Committee of the Group. Mrs. Valérie Della Puppa Tibi is an employee of a subsidiary of the Group in France.

In addition, the Board of Directors approved various financial resolutions which will be proposed at the Annual Shareholders’ Meeting.

Finally, the Board of Directors approved the documents which will be submitted to the Annual Shareholders’ Meeting on May 29, 2019, including the Management Report on the Group’s situation. This Report of the Board is integrated into the Company’s 2018 Registration Document, which will be available on the Company’s website. The document includes notably a description of the main risks to which the Group is exposed.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total" and "Total Group" are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.